Exhibit 3.13

CERTIFICATE OF CORRECTION
TO THE
CERTIFICATE OF DESIGNATION OF PREFERENCES, RIGHTS AND LIMITATIONS OF SERIES D CONVERTIBLE REDEEMABLE PREFERRED STOCK
OF
ADVAXIS, INC.

Advaxis, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

1. The name of the Corporation is Advaxis, Inc.

2. A Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Redeemable Preferred Stock (the “Certificate of Designation”) was filed with the Secretary of State of Delaware on January 31, 2022, and said Certificate of Designation requires correction as permitted by subsection (f) of Section 103 of the General Corporation Law of the State of Delaware.

3. The inaccuracy or defect of the Certificate of Designation to be corrected is that Section 4 of the Certificate of Designation inadvertently stated in the first sentence thereof that each share of Series D Preferred Stock shall be entitled to 1,500 votes per share with respect to the Reverse Stock Split Proxy Proposal (as defined in the Certificate of Designation), but should have stated that each share of Series D Preferred Stock shall be entitled to 30,000 votes per share with respect to the Reverse Stock Split Proxy Proposal, as approved by the board of directors of the Corporation (the “Board of Directors”).

4. The Certificate of Designation should be corrected so that the first sentence of Section 4 reads in its entirety as follows:

“Except as otherwise provided herein or as otherwise required by law, the Series D Preferred Stock shall have no voting rights, except that the Preferred Stock shall have the right to vote, with the holders of the Common Stock as a single class, with each share of Preferred Stock entitled to 30,000 votes per share, on any resolution or proposal presented to the stockholders of the Corporation for the purpose of obtaining approval of the Reverse Stock Split Proxy Proposal, which votes on the Reverse Stock Split Proxy Proposal, when properly cast by the Holder of the Series D Preferred Stock, shall be voted, without further action of such Holder, in the same proportion as shares of Common Stock are voted (excluding any shares of Common Stock that are not voted) on the Reverse Stock Split Proxy Proposal (and, for purposes of clarity, such voting rights shall not apply on any other resolution or proposal presented to the stockholders of the Corporation).”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Correction to the Certificate of Designation of Preferences, Rights and Limitations of Series D Convertible Redeemable Preferred Stock to be executed this 11th day of February, 2022.

ADVAXIS, INC.

By:	/s/ Kenneth A. Berlin
Name:	Kenneth A. Berlin
Title:	President and Chief Executive Officer

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